May 9, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Mail Stop 6010

Attention:	Mr. Jeffrey P. Riedler
Ms. Sonia Barros
Ms. Suzanne Hayes
Ms. Tabatha Akins
Mr. Oscar Young

Re:	Luna Innovations Incorporated
Amendment No. 3 filed on April 28, 2006 to Registration Statement on Form S-1
File No. 333-131764

Ladies and Gentlemen:

On behalf of Luna Innovations Incorporated (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 8, 2006, relating to the Company’s Amendment No. 3 (“Amendment No. 3”) to Registration Statement on Form S-1 (File No. 333-131764) filed with the Commission on April 28, 2006 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 4.

Securities and Exchange Commission

May 9, 2006

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Except as otherwise specifically indicated, page references in the Company’s response are to the corresponding page in Amendment No. 4. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Risk Factors, page 8

General

1.	We note your disclosure on page 46 regarding the stipulations in the Danville grant and your assessment that you anticipate you will not satisfy those stipulations on time. Please add a risk factor that addresses the related risks to your business.

RESPONSE TO COMMENT 1:

The Company has revised the disclosure at page 18 of Amendment No. 4 in accordance with the Staff’s comment to include a risk factor addressing the risks related to the Danville grant.

Use of Proceeds, page 28

2.	We note your response to our prior comment 1 and the additional information included in your May 4, 2006 letter. Please include the information in the May 4 letter in your next amendment. Additionally, explain the difference between the third and forth bullet point.

RESPONSE TO COMMENT 2:

The Company has revised the disclosure at page 28 of Amendment No. 4 in accordance with the Staff’s comment.

Securities and Exchange Commission

May 9, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 41

Three Months Ended March 31, 2006 . . . page 41

3.	In our recent MD&A Release No. 33-8350; 34-48960: FR-72 (December 19, 2003), we explained that, “A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects.” Accordingly, please revise your disclosure to explain why your contract research revenue grew 20.4%.

RESPONSE TO COMMENT 3:

The Company has revised the disclosure at page 42 of Amendment No. 4 in accordance with the Staff’s comment.

Year Ended December 31, 2005 . . . , page 42

Other Income (Expense), page 43

4.	We note your response to our prior comment 5. Please also revise your disclosure to clarify that for 2004, the company’s pro rata portion of the losses of Luna Technologies was reflected in other income (expense) because Luna Technologies was accounted for as an equity-method investment and that the company’s share of losses in Luna Technologies from January 1, 2005 to September 30, 2005, the acquisition date, was nominal.

RESPONSE TO COMMENT 4:

The Company has revised the disclosure at page 45 of Amendment No. 4 in accordance with the Staff’s comment.

Securities and Exchange Commission

May 9, 2006

Business, pages 48

Products Group, page 55

Luna Advanced Systems Division, page 55

5.	We note your statement that you do not anticipate receiving approval from the FDA through a 510(k) registration before the end of 2007 for your medical device products. Please revise your disclosure to explain where you currently are in the FDA approval process.

RESPONSE TO COMMENT 5:

The Company has revised the disclosure at pages 56 and 57 of Amendment No. 4 in accordance with the Staff’s comment.

Luna nanoWorks Division, page 57

6.	We note your responses to our prior comments 7 and 8. Your revised disclosure states that you are still in the process of developing intellectual property covering carbon nanotubes but that you also currently manufacture carbon nanotubes. If you are still in the process of developing intellectual property covering carbon nanotubes, it is unclear to us how you can manufacture those carbon nanotubes. Please explain.

RESPONSE TO COMMENT 6:

The Company has revised the disclosure at pages 59 and 60 of Amendment No. 4 in accordance with the Staff’s comment.

Securities and Exchange Commission

May 9, 2006

Intellectual Property, page 61

7.	We note your response to our prior comment 9 and reissue that comment in part. Please disclose the annual expenditures you are required to make toward development of the licensed products under the Virginia Tech agreement.

RESPONSE TO COMMENT 7:

The Company has revised the disclosure at page 64 of Amendment No. 4 in accordance with the Staff’s comment.

8.	We note your May 4, 2006 letter states that your annual minimum royalty payments under the NASA agreement are $3.5 million in the aggregate. Please revise your registration statement to include this information.

RESPONSE TO COMMENT 8:

The Company has revised the disclosure at page 65 of Amendment No. 4 in accordance with the Staff’s comment.

Securities and Exchange Commission

May 9, 2006

Index to Financial Statements, page F-1

Luna Innovations Incorporated and Subsidiaries consolidated financial. . . page F-2

Notes to consolidated financial statements, page F-7

9. Stockholders; equity, page F-20

9.	We have read your responses to prior comment eleven that you filed on April 27, May 4, May 4, and May 8, 2006. As we discussed today, we are still considering your estimate of the per share value of your common stock as of November 11, 2005 and look forward to the additional information that you agreed to provide us. In addition, in your second May 4, 2006 response, you noted that you had elected to record an increase in the aggregate amount of compensation expense reflected in Amendment No. 3; in this regard, please note that we will consider the revisions reflecting this increase once they are made to your filing.

RESPONSE TO COMMENT 9:

The Company previously submitted to you a response letter on April 27, 2006 (the “April 27 Response Letter”) and two supplemental response letters each day on both May 4, 2006 and on May 8, 2006 (collectively, the “Supplemental Response Letters”). The foregoing Supplemental Response Letters were prepared in response to telephone discussions with you on May 3rd through 5th and on May 8th, 2006. Concurrent with the filing of this Amendment No. 4, we are submitting a supplemental response letter that addresses the questions raised by the Staff in the telephone discussion with us on May 8th, 2006.

*   *   *

Securities and Exchange Commission

May 9, 2006

Pursuant to Rule 461(a) of the Securities Act of 1933 (the “Act”), the Company hereby notifies you that it intends to request acceleration of effectiveness of the Registration Statement orally, and that the Company and the underwriters are aware of their obligations under the Act.

Please direct your questions or comments to the undersigned at (703) 734-3106 or to Mark R. Fitzgerald at (703) 734-3105. In addition, we would request that you provide a facsimile of any additional comments you may have to the attention of Mr. Fitzgerald and the undersigned at (703) 734-3199. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Trevor J. Chaplick
Trevor J. Chaplick

cc:	Kent A. Murphy, Ph.D.

Aaron S. Hullman, Esq.

Luna Innovations Incorporated

Mark R. Fitzgerald, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Marjorie Sybul Adams, Esq.

Daniel I. Goldberg, Esq.

DLA Piper Rudnick Gray Cary US LLP